William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

December 11, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Gladstone Capital Corporation
Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on November 9, 2023 (File No. 814-00237 and Accession No. 0001193125-23-274425), in a telephone call on November 17, 2023 between Kimberly Browning of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement. The related Definitive Proxy Statement will be filed on December 15, 2023.

1.    We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. In addition, where a comment is made with respect to disclosure in one location, it may be applicable to other places in the proxy statement.

Response: The Company acknowledges the Staff’s comment.

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United States Securities and Exchange Commission

December 11, 2023

2.    The preliminary Proxy Statement notes that the Annual Meeting of Stockholders (the “Meeting”) will be held in a virtual format.

(a)    Please confirm that the Company has reviewed the Staff’s guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” and that the Meeting will be held in accordance with the requirements of such guidance.

Response: The Company confirms that it has reviewed, and that the Meeting will be held in accordance with, the requirements of the above-referenced guidance.

(b)    Please confirm that the Meeting will be held in compliance with applicable state law and the Company’s governing documents.

Response: The Company confirms that a virtual stockholder meeting is consistent with Maryland corporate law and the Company’s governing documents. In particular, under Section 2-502.1 of the Maryland General Corporation Law, unless restricted by the charter or bylaws of the corporation (and the Company’s charter and bylaws do not contain any such restriction), a corporation may allow stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can read or hear the proceedings of the meeting at substantially the same time. The statute further provides that participation in a meeting by the means authorized by the statute constitutes presence in-person at the meeting.

(c)    Please confirm whether the Company contemplates any material changes to a stockholder’s experience at the proposed virtual stockholder meeting when compared to a stockholder’s experience at an in-person stockholder meeting.

Response: The Company notes that it has been conducting its stockholder meetings virtually since 2018 and, in its experience, virtual meetings have not materially impacted a stockholder’s meeting experience. The Company further confirms that it does not contemplate any material changes to a stockholder’s virtual meeting experience at the Meeting when compared to a stockholder’s in-person meeting experience. For example, stockholders will still have an opportunity to ask questions and make statements to the extent such questions or statements relate to the business of the Meeting.

(d)    Please consider providing a technical assistance phone number for stockholders to call in the event of a day of meeting problem.

United States Securities and Exchange Commission

December 11, 2023

Response: The Company acknowledges the Staff’s request and will consider making such a number available.

3.    The Staff notes that there are portions of the Preliminary Proxy Statement that are incomplete. Please explain how the Company intends to address the incomplete items, including whether the Company intends to file an amended proxy statement.

Response: The Company respectfully advises the Staff that all items that were incomplete in the Preliminary Proxy Statement, all of which relate to information that was not known at the time of filing of the Preliminary Proxy Statement, will be completed and included in the Definitive Proxy Statement.

4.    Please confirm that Item 22(c)(6) of Schedule 14A is not applicable or revise the disclosure accordingly.

Response: The Company respectfully submits that the Preliminary Proxy Statement complies with the requirements of Item 22(c)(6) of Schedule 14A by disclosing that David Gladstone, a director of the Company, is the sole indirect owner of the Adviser and the Administrator and providing the aggregate dollar amount paid to the Adviser pursuant to the Advisory Agreement and the Administrator pursuant to the Administration Agreement for the last fiscal year.

5.    Under the heading “Required Vote,” the disclosure states that the directors are “elected by a plurality of votes cast”. Please expand this disclosure to clarify what it means to be “elected by a plurality of the votes cast” in an uncontested election.

Response: As requested, the Company will revise the disclosure in the Definitive Proxy Statement consistent with this comment.

6.    Under “Who is paying for this proxy solicitation?” it states that the Company will pay the costs associated with the proxy solicitation. Please clarify that this means that holders of the Company’s common stock will ultimately bear such costs.

Response: As requested, the Company will revise the disclosure in the Definitive Proxy Statement consistent with this comment.

7.    On a supplemental basis, please confirm that the Company is not engaging a proxy solicitor.

Response: The Company confirms that it is not engaging a proxy solicitor for the Meeting.

United States Securities and Exchange Commission

December 11, 2023

8.    Add a column titled “Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director” to the table with the directors’ biographies.

Response: As requested, the Company will revise the disclosure in the Definitive Proxy Statement consistent with this comment. The Company supplementally notes that the only other Fund in the Fund Complex, each as defined in Schedule 14A, is Gladstone Investment Corporation, which is already listed as another directorship for each of the Company’s directors.

9.    Please date the “Report of the Audit Committee of the Board of Directors”.

Response: As requested, the Company will revise the disclosure in the Definitive Proxy Statement consistent with this comment.

10.    Expand on the discussion regarding Proposal 3 to include:

(a)    The potential dilutive effects of increasing the Company’s authorized common stock on (i) the voting power of existing stockholders and (ii) the net asset value per share of the Company’s common stock.

Response: As requested, the Company will revise the disclosure in the Definitive Proxy Statement consistent with this comment.

(b)    The possible anti-takeover effects of increasing the Company’s authorized common stock. See Exchange Act Release 34- 15230.

Response: The Company acknowledges the Staff’s comment and will include a discussion of the possible anti-takeover effects of (i) the increase in authorized shares and (ii) other provisions of the Company’s charter and bylaws that have material anti-takeover consequences. The Company has also added disclosure noting that the Company does not currently have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

11.    Please supplementally advise how, assuming Proposal 3 is approved by the Company’s stockholders, the Company intends to register the additional authorized shares.

Response: The Company respectfully notes that its shares do not necessarily need to be registered under the 1933 Act, as the additional shares could be sold in transactions exempt from or not subject to the registration requirements of the 1933 Act. However, if the Company intends to issue the additional authorized shares in one or more registered offerings, the Company would file one or more registration statements covering such shares, similar to the Company’s historical practices.

United States Securities and Exchange Commission

December 11, 2023

12.    The Staff notes that the beneficial ownership information in the Preliminary Proxy Statement, which was filed on November 9, 2023, references certain information dated as of November 30, 2023. Please describe how the Company plans to reconcile this discrepancy.

Response: As the Company noted in the transmittal letter filed with the Preliminary Proxy Statement, the Company does not plan to mail the Definitive Proxy Statement to its stockholders until December 15, 2023. The Company’s intention was always to file the Definitive Proxy Statement on the same date and to include at that time completed beneficial ownership information (which was left blank in the Preliminary Proxy Statement because such information was unknown at the date of filing).

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United States Securities and Exchange Commission

December 11, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Capital Corporation
Michael LiCalsi, Gladstone Capital Corporation
Nicole Schaltenbrand, Gladstone Capital Corporation
Erin M. Lett, Kirkland & Ellis LLP